As filed with the Securities and Exchange Commission on January 5, 2007

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPANSION INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	20-3898239
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bertrand F. Cambou

Chief Executive Officer

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Shares to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Class A common stock, $0.001 par value per share	11,749,748 shares	$14.57	$171,193,829	$18,318

(1)	Represents the number of shares of Class A common stock that are currently issuable upon exchange of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures due 2016 at the current exchange price of $17.6174 per share, subject to adjustment. Pursuant to Rule 416(a) under the Securities Act, this registration statement shall be deemed to cover any additional number of shares of common stock as may be issued from time to time upon exchange of the debentures as a result of stock splits, stock dividends or similar transactions. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act
(2)	Calculated pursuant to Rule 457(c) under the Securities Act, based on the average ($14.57) of the high ($14.74) and low ($14.39) trading prices for the common stock on the NASDAQ Global Market on January 4, 2007.

11,749,748 Shares

SPANSION INC.

Class A Common Stock

The Offering:

In June 2006, Spansion LLC, our indirect wholly-owned operating company subsidiary, issued and sold $207,000,000 aggregate principal amount of its 2.25% Exchangeable Senior Subordinated Debentures due 2016 (the “debentures”).

This prospectus will be used by selling securityholders to sell up to 11,749,748 shares of Class A common stock issuable upon exchange of Spansion LLC’s debentures. Additional selling securityholders may be named by prospectus supplement. We will not receive any proceeds from the sale of our common stock by the selling securityholders.

Holders may exchange their debentures based on an exchange rate of 56.7621 shares of our Class A common stock per $1,000 principal amount of debentures (which is equal to an initial exchange price of approximately $17.6174 per share). At any time prior to maturity, Spansion LLC may irrevocably elect in its sole discretion to satisfy its exchange obligations for the remaining term of the debentures in cash up to 100% of the principal amount of the debentures exchanged, with any remaining amount (the “net amount”) to be satisfied in shares of our common stock; provided that any such election will only have effect commencing in the fiscal quarter succeeding the fiscal quarter when notice of such election is given. In the event that Spansion LLC makes such irrevocable election, holders may exchange their debentures only under the following circumstances: (1) if the price of our common stock reaches a specified threshold during specified periods, (2) if the trading price of the debentures is below a specified threshold, subject to specified exceptions, (3) if specified corporate transactions occur, or (4) at any time on or after April 1, 2016, each as described in this prospectus.

Our common stock is quoted on The Nasdaq Global Market under the symbol “SPSN.” On January 4, 2007, the last quoted sale price of our common stock was $14.52 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2007.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the sections entitled “Risk Factors” and “Prospectus Summary” and elsewhere in, or incorporated by reference in, this prospectus regarding our future financial position, our business strategy and our management’s plan and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section “Risk Factors” and elsewhere in, and incorporated by reference in, this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements.

SPANSION®, the Spansion logo, MirrorBit®, ORNAND™ and HD-SIM™ are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Class A common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference, and the other financial information appearing elsewhere or incorporated by reference in this prospectus.

In this prospectus, unless the context otherwise requires: (1) references to “we,” “us,” “Spansion,” “our” and “our company” refer to Spansion Inc. and its subsidiaries; (2) references to “Spansion LLC” refers to Spansion LLC and its subsidiaries; (3) AMD and Fujitsu refer to Advanced Micro Devices, Inc. or, if the context requires, AMD Investments, Inc. and Fujitsu Limited, respectively; (3) unless otherwise specified as Class B, Class C or Class D common stock, references to common stock refer to Spansion Inc.’s Class A common stock; and (4) references to “our customers” refer to our direct customers and customers of our distributor Fujitsu.

Throughout this prospectus, our fiscal periods ended March 31, 2003, December 28, 2003, December 26, 2004 and December 25, 2005 are referred to as fiscal 2002, 2003, 2004 and 2005. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as Fujitsu AMD Semiconductor Limited for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and consisted of 52 weeks. Fiscal 2005 ended December 25, 2005 and consisted of 52 weeks. The nine months ended September 25, 2005 and October 1, 2006 consisted of 39 weeks and 40 weeks.

Spansion Inc.

We are one of the largest Flash memory providers and the largest company in the world exclusively dedicated to designing, developing, manufacturing, marketing and selling Flash memory solutions, a critical semiconductor element of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Our Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals. Our Flash memory products are incorporated in products from original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC.

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, until the beginning of the second quarter of fiscal 2006, we manufactured and sold finished Flash memory devices to customers worldwide through two sole distributors, AMD and Fujitsu. Since the beginning of the second quarter of fiscal 2006, we have sold our products directly to our customers and customers not served solely by Fujitsu. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. We were reorganized from Spansion LLC into Spansion Inc., a Delaware corporation, in connection with our initial public offering in December 2005.

Our mailing address and principal executive offices are located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088, and our telephone number is (408) 962-2500.

THE OFFERING

Issuer	Spansion Inc.

Securities Offered	11,749,748 shares of Class A common stock.

Selling securityholders	The selling securityholders listed under “Selling Securityholders.”

Voting rights of Class A common stock	One vote per share.

Use of proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of our common stock. We will not receive any proceeds from the sale of our common stock by the selling securityholders. For additional information, see “Use of Proceeds.”

Dividend policy	We currently do not intend to pay cash dividends and, under conditions where our cash is below specified levels, are prohibited from doing so under agreements governing our borrowing arrangements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Class A common stock.

NASDAQ Global Market symbol	SPSN.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in shares of our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of shares of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries, or a decline in demand for Flash memory products in these industries, would have a material adverse effect on our results of operations.

Sales of our Flash memory products are dependent to a large degree upon consumer demand for mobile phones. In fiscal 2005, wireless customers, which primarily consist of mobile phone original equipment manufacturers, or OEMs, represented the largest market for NOR Flash memory. The market research firm iSuppli projects that wireless handset NOR Flash memory will represent approximately 68 percent of the NOR Flash memory market in 2006, excluding commercial die. In fiscal 2005 and the first nine months of fiscal 2006, sales to wireless Flash memory customers drove a majority of our sales.

Similarly, sales of our products targeting embedded Flash memory customers are dependent upon demand for consumer electronics such as set top boxes, or STBs, and DVD players, automotive electronics, industrial electronics such as networking equipment, personal computers and PC peripheral equipment such as printers. Sales of our products are also dependent upon the inclusion of increasing amounts of Flash memory content in some of these products. In fiscal 2005 and the first nine months of fiscal 2006, sales to embedded Flash memory customers drove a significant portion of our sales.

If demand for mobile phones or products in the embedded portion of the integrated category of the Flash memory market, or the Flash memory content of these products, is below our expectations, if the functionality of successive generations of such products does not require increasing Flash memory density or if such products no longer require Flash memory due to alternative technologies or otherwise, we would be materially adversely affected.

We have lost or will lose rights to key intellectual property arrangements because we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.

As a subsidiary of AMD until our initial public offering in December 2005, we were the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. As a result of the conversion of the outstanding shares of Class D common stock into shares of Class A common stock in November 2006, we ceased to be a beneficiary under most of the remainder of these license agreements. As a result, we may be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights.

We will continue to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that are important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We will also attempt to acquire new patents as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third-party benefits from an existing patent cross-license agreement with AMD or Fujitsu, in many cases it will retain the rights that it has under that agreement, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization as Spansion LLC in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our initial public offering or, in some cases, at the time of the conversion of the Class D common stock by Fujitsu. Our negotiating position will therefore be impaired, because the other party will already be entitled to utilize a large number of our patents, while we will no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those previously available to us because we are not able to take advantage of AMD’s size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

A lack of market acceptance of products based on our MirrorBit technology would have a material adverse effect on us.

Market acceptance of products based on our MirrorBit technology is a critical factor impacting our ability to increase revenues, gross margins and market share in the integrated category of the Flash memory market, as well as to enter new markets. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two or more bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. If market acceptance of products based on our MirrorBit technology occurs at a slower rate than we anticipate, our ability to compete will be reduced, and we would be materially adversely affected. For example, in the first nine months of fiscal 2006, we introduced new products for integrated Flash memory applications based on our 90-nanometer MirrorBit technology. If we do not achieve market acceptance of these products or subsequent MirrorBit products, our future operating results would be materially adversely affected.

A significant market shift to NAND architecture would materially adversely affect us.

Flash memory products are generally based either on NOR architecture or NAND architecture. To date, our Flash memory products have been based on NOR architecture which are typically produced at a higher cost-per-bit than NAND-based products. We do not currently manufacture products based on NAND architecture. We have developed our MirrorBit ORNAND architecture to address certain portions of the integrated category of the Flash memory market served by NAND-based products, but we cannot be certain that our MirrorBit ORNAND-based products will satisfactorily address those market needs.

During 2004, industry sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products, resulting in NAND vendors in aggregate gaining a greater share of the overall Flash memory market and NOR vendors in aggregate losing overall market share. This trend continued in 2005 and sales of NAND-based Flash memory products represented a majority of the Flash memory products sold in the overall Flash memory market in 2005. In 2005, according to iSuppli, total sales for the Flash memory market reached approximately $18.6 billion, of which approximately 42 percent was classified as sales of NOR-based Flash memory products and approximately 58 percent was classified as sales of NAND-based Flash memory products. For the first half of 2006, according to iSuppli, total sales for the Flash memory market reached approximately $10.1 billion, of which approximately 41 percent was classified as sales of NOR-based Flash memory products and approximately 59 percent was classified as sales of NAND-based Flash memory products. We expect the trend of decreasing market share for NOR-based Flash memory products to continue in the future. iSuppli estimates that sales of NAND-based Flash memory products grew by approximately 62 percent from 2004 to 2005 and will grow at a 17 percent compound annual growth rate from 2005 to 2010, while sales of NOR-based Flash memory products declined by approximately 15 percent from 2004 to 2005 and will grow at a seven percent compound annual growth rate from 2005 to 2010.

Moreover, the removable storage category of the Flash memory market, which is predominantly served by floating gate NAND vendors, is expected to be a significant portion of the Flash memory market for the foreseeable future. As mobile phones and other consumer electronics become more advanced, they will require higher density Flash memory to meet the increased data storage requirements associated with music downloads, photos and videos. Because storage requirements will increase to accommodate data-intensive applications, OEMs may increasingly choose higher density floating gate NAND-based Flash memory products over MirrorBit NOR-, ORNAND- or Quad-based Flash memory products for their applications. If this occurs and OEMs continue to prefer the attributes and characteristics of floating gate NAND-based products over those of MirrorBit NOR-, ORNAND- or Quad-based products for their applications, we may be materially and adversely affected. Moreover, some of our competitors are able to manufacture on 300-millimeter wafers or may choose to utilize more advanced manufacturing process technologies than we use today to offer products competitive to ours are a lower cost. If floating gate NAND vendors continue to increase their share of the Flash memory market, our market share may decrease, which would materially adversely affect us.

Competitors may introduce new memory or other technologies that may make our Flash memory products uncompetitive or obsolete.

Our competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these or other technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and some of our competitors have licensed Flash memory intellectual property associated with NROM technology from a third party. Use of this NROM intellectual property may allow these competitors to develop Flash memory technology that may compete with MirrorBit technology.

If we fail to successfully develop products based on our new MirrorBit ORNAND or MirrorBit Quad architectures, or if there is a lack of market acceptance of these products, our future operating results would be materially adversely affected.

We are positioning ourselves to address the increasing demand for higher density data optimized Flash memory by offering products based on our new MirrorBit ORNAND architecture and on our MirrorBit Quad architecture, which is in development. The success of these architectures requires that we timely and cost effectively develop, manufacture and market products based on these architectures that are competitive with floating gate NAND-based Flash memory products. We began production of MirrorBit ORNAND-based products in the first quarter of fiscal 2006 and we are developing MirrorBit Quad-based products. However, if we fail to develop and commercialize these products and additional products based on these architectures on a timely basis or if such products fail to achieve acceptance in the market, our future operating results would be materially adversely affected.

The loss of a significant customer for our Flash memory products in the mobile phone market could have a material adverse effect on us.

Sales of our products are dependent to a large extent on demand for mobile phones. Historically, a small number of wireless Flash memory customers have driven a substantial portion of our net sales. If one of these customers decided to stop buying our Flash memory products, or if one of these customers were materially to reduce its operations or its demand for our products, we could be materially adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position.

We currently have and will continue to have for the foreseeable future, a substantial amount of indebtedness. As of October 1, 2006, we had an aggregate principal amount of approximately $605 million in outstanding debt. In addition, on November 1, 2006, we entered into a new senior secured term loan facility under which we borrowed $500 million.

Our substantial indebtedness may:

•	require us to use a substantial portion of our cash flows from operations to make debt service payments;

•	make it difficult for us to satisfy our financial obligations;

•	limit our ability to use our cash flows or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We are currently party to and intend to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate our business.

We are party to a $175 million senior secured revolving credit facility that imposes various restrictions and covenants on us that limits our ability to:

•	enter into any mergers, consolidations or sales of property, or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for distributions from Spansion LLC to us in specified circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $200 million, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt, enter into capital leases and, in limited cases, make loans to subsidiaries;

•	engage in transactions with affiliates unless the transactions are in the normal course of business, negotiated at arms-length and disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

In addition, our new $500 million senior secured term loan facility and the indenture governing Spansion LLC’s $250 million principal amount of 11.25% Senior Notes due 2016 impose substantially similar restrictions and covenants on us which could limit our ability to respond to market conditions, make capital investments or take advantage of business opportunities. Moreover, the senior notes bear a higher rate of interest than our bank debt, which will adversely affect our results of operations.

In the future, we will likely incur additional indebtedness through arrangements such as credit agreements or term loans that may also impose similar restrictions and covenants. These restrictions and covenants limit, and any future covenants and restrictions likely will limit, our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Any debt arrangements we enter into would likely require us to make regular interest payments, which would adversely affect our results of operations.

As of October 1, 2006, we were in compliance with the financial covenants under our debt instruments. However, we cannot assure you that in the future we will be able to satisfy the covenants, financial tests and ratios of our debt instruments, which can be affected by events beyond our control. For example, as of December 25, 2005, Spansion Japan was not in compliance with certain financial covenants under its debt instruments but obtained waivers from the other parties. A breach of any of the covenants, financial tests or ratios under our debt instruments could result in a default under the applicable agreement, which in turn could trigger cross-defaults under our other debt instruments, any of which would materially adversely affect us.

If we cannot generate sufficient operating cash flows and obtain external financing, we may be unable to make all of our planned capital expenditures.

Our ability to fund anticipated capital expenditures depends on generating sufficient cash flows from operations and the availability of external financing. For example, we plan to spend approximately $1.2 billion over three years commencing with fiscal 2006 to construct and equip our planned flash memory manufacturing facility in Aizu-Wakamatsu, Japan, which we refer to as SP1. We expect our total capital expenditures for fiscal 2006 to be in the range of approximately $650 to $800 million. Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flows and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, product mix, changes in industry conditions and market competition.

We may assess markets for external financing opportunities, including debt and equity. Such financing may not be available when needed or, if available, may not be available on satisfactory terms. Any equity financing would cause dilution to our stockholders. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. If we cannot generate sufficient operating cash flows or obtain external financing, we may be delayed in achieving, or may not achieve, needed manufacturing capacity, and we could be materially adversely affected.

If we are unable to timely and efficiently expand our manufacturing capacity to implement 300-millimeter wafer capacity at SP1, our business, results of operations or financial condition could be materially adversely affected.

We intend to expand our manufacturing capacity to produce approximately 15,000 to 20,000 300-millimeter wafers per month at SP1. Our goal is to have 45-nanometer 300-millimeter wafer capacity in place in fiscal 2008. We estimate that it will cost us an aggregate of approximately $1.2 billion over three years commencing with fiscal 2006 to construct and equip SP1. However, the actual cost and capacity achieved will vary depending on various factors, including available financing and future product demand. Financing for the construction of and equipment for SP1 may not be available when needed or, if available, may not be available on satisfactory terms. If we do not achieve our desired capacity at the anticipated cost, or if we cannot obtain suitable financing, we may be delayed in achieving, or may not achieve, such capacity, and we could be materially adversely affected.

The timing for implementing 300-millimeter capacity in SP1 will also depend in part on our ability to execute our plan for constructing and equipping the facility and other factors that may be beyond our control, such as delivery schedules for the required machinery and equipment and construction schedules. If we are delayed in implementing this capability or are unable to obtain foundry services at competitive rates or to timely and efficiently ramp production on 300-millimeter wafers, we will not achieve anticipated cost savings associated with this technology and our gross margins could decline. Even if we are successful in implementing this capacity, if the demand for our products is not sufficient to support the additional capacity when it becomes available, we could be materially and adversely affected.

If our cost reduction efforts are not effective, our business could be materially adversely affected.

We incurred a net loss in each of fiscal 2003, 2004 and 2005 of approximately $129 million, $20 million and $304 million, and a net loss in the first nine months of fiscal 2006 of approximately $123 million. As a result, we continue to undertake actions in an effort to significantly reduce our expenses. These actions include and have included streamlining operations, continuing to align manufacturing utilization to our level of demand, controlling increasing testing costs and working with AMD and Fujitsu to reduce costs under our service agreements with them. We cannot assure you that we will be able to achieve anticipated cost reductions. If our cost reduction efforts are unsuccessful, we may be materially adversely affected.

If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected.

Our success depends to a significant extent on the development, qualification, production, introduction and acceptance of new product designs and improvements that provide value to Flash memory customers. We must also be able to accomplish this process at a faster pace than we currently do. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we could be materially adversely affected. For example, during the second half of fiscal 2004 and the first quarter of fiscal 2005, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for wireless Flash memory customers. The delay, which was due to our having to re-design the product in order to achieve higher performance specifications under all temperature conditions, contributed to lower than anticipated net sales during the second half of fiscal 2004 and the first six months of fiscal 2005 and caused us to lose market share. We began delivering a version of this product in the first quarter of fiscal 2005, and we began delivering our new, higher performance version of the product by the end of the second quarter of fiscal 2005. In addition, we continue to transition certain of our products from floating gate technology to MirrorBit technology. If we experience any substantial difficulty with this transition, we will be materially adversely affected.

The Flash memory market is highly cyclical and has experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business.

The Flash memory market is highly cyclical and has experienced severe downturns, often as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. Our financial performance has been, and may in the future be, adversely affected by these downturns. We have incurred substantial losses in past downturns, due principally to:

•	substantial declines in average selling prices, particularly due to aggressive pricing by competitors and an imbalance in product supply and demand;

•	a decline in demand for end-user products that incorporate our products; and

•	less than expected demand in the distribution channels such as by mobile phone OEMs in China.

For example, our net sales in fiscal 2005 decreased from fiscal 2004. Similarly, our net sales in the second half of fiscal 2004 decreased significantly compared to the first half of fiscal 2004. Net sales in the second half of fiscal 2004 were also adversely affected by a decrease in demand from the mobile phone market and several events that occurred in the first half of fiscal 2004, such as excess inventory accumulation by mobile phone OEMs in China and our inability to meet demand for some of our lower density products for embedded Flash memory customers. This inability to meet demand adversely impacted our relationship with these customers and our competitors were able to take advantage of this situation to increase their market share.

Also, during fiscal 2005 and the first quarter of fiscal 2006, average selling prices for our products decreased. If our net sales or average selling prices decline in the future, or if these or other similar conditions continue or occur again in the future, we would likely be materially adversely affected.

Manufacturing capacity constraints may adversely affect us.

There may be situations in which our manufacturing capacity is inadequate to meet the demand for some of our products. We increasingly depend on foundry, subcontractor and similar arrangements with third parties to meet demand. Our arrangements with third-party suppliers do not necessarily include capacity guarantees. If a third-party manufacturer on which we rely does not have the capacity to deliver an adequate amount of product to meet actual demand, we may not be able to obtain the manufacturing capacity, either in our own facilities or through other third-party arrangements, to meet such demand. For example, in the first half of fiscal 2004, we were not able to meet demand for some of our lower density products for embedded Flash memory customers because in fiscal 2003 we underestimated demand for these products and were unable to install additional wafer fabrication capacity on a timely basis. We believe this adversely impacted our relationships with customers who received reduced allocations, or did not receive allocations, of our embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. During fiscal 2006, demand for certain of our products has exceeded the available supply. As a result, we have been unable to meet the demand of some of our customers for these products. This could adversely impact our relationships with customers, cause harm to our reputation in the marketplace, cause these customers to move future business to our competitors or cause us to make financial concessions to our customers. Any of these occurrences could have a material adverse effect on us. Also, in the third and fourth quarters of fiscal 2005 and the third quarter of fiscal 2006, we experienced capacity constraints for final test and assembly of some of our products. We continue to experience these constraints in the fourth quarter of fiscal 2006. While we have worked internally and with subcontractors to increase capacity to meet anticipated demand, we cannot assure you that we will not experience similar constraints in the future. These capacity constraints limit our ability to respond to rapid and short-term surges in demand for our products. If we are unable to obtain sufficient manufacturing capacity to meet anticipated demand, either in our own facilities or through foundry, subcontractor or similar arrangements with third parties, or if we are unable to obtain foundry services at competitive rates, our business may be materially adversely affected.

Our increased reliance on third-party manufacturers entails risks that could materially adversely affect us.

We currently obtain foundry services from other companies, including Taiwan Semiconductor Manufacturing Company Limited, and following the sale of our JV1 and JV2 manufacturing facilities we will also obtain foundry services from Fujitsu. We also use independent contractors to perform some of the assembly, testing and packaging of our products. Third-party manufacturers are often under no obligation to provide us with any specified minimum quantity of product. We depend on these manufacturers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis at acceptable prices. We cannot assure you that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. These manufacturers also make products for other companies, including certain of our competitors, and/or for themselves and could choose to prioritize capacity for themselves or other customers beyond any minimum guaranteed amounts, reduce deliveries to us or, in the absence of price guarantees, increase the prices they charge us on short notice, such that we may not be able to pass cost increases on to our customers. Because it could take several quarters or more to establish a relationship with a new manufacturing partner, we may be unable to secure an alternative supply for specific products in a short timeframe or at all at an acceptable cost to satisfy our production requirements. In addition, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. Other risks associated with our increased dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, reduced ability to manage inventory and parts and risks associated with operating in foreign countries. If we are unable to secure sufficient or reliable suppliers of wafers or obtain the necessary assembling, testing and packaging services, our ability to meet customer demand for our products may be adversely affected, which could have a material adverse effect on us.

Industry overcapacity could require us to lower our prices and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future negatively impact our average selling prices and materially adversely affect us.

Industry overcapacity could cause us to under-utilize our manufacturing capacity and have a material adverse effect on us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing capacity. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Additionally, pursuant to some of our subcontractor and foundry arrangements with third parties we may incur take or pay penalties, according to which we have agreed to pay for a certain amount of product even if we do not accept delivery of all of such amount. Accordingly, during periods in which we under-utilize our manufacturing capacity as a result of reduced demand for some of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our business has been characterized by average selling prices that decline over relatively short time periods, which can negatively affect our results of operations unless we are able to reduce our costs or introduce new products with higher average selling prices.

Average selling prices for our products historically have declined over relatively short time periods. For example, in the first quarter of fiscal 2005, our average selling prices decreased by approximately 17 percent compared with the fourth quarter of fiscal 2004. We are unable to predict pricing conditions for any future periods. Even in the absence of downturns or oversupply in the industry, average selling prices of our products have decreased during the products’ lives, and we expect this trend to continue. When our average selling prices decline, our net sales and net income decline unless we are able to compensate by selling more units, reducing our manufacturing costs or introducing new, higher margin products with higher densities and/or advanced features. We have experienced declining average selling prices in the past, and we expect that we will continue to experience them in the future, although we cannot predict when they may occur or how severe they will be. If our average selling prices decline, our operating results could be materially adversely affected.

Our historical financial results may not be indicative of our future performance as an independent company.

Our historical financial information does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. After our reorganization as Spansion LLC and prior to our initial public offering, we were a majority-owned subsidiary of AMD, and we sold all of our products to our sole distributors, AMD and Fujitsu, who in turn sold our products to customers worldwide. Upon our initial public offering, we became an independent company. Since that time, we have transitioned our sales processes so that we are able to sell our products directly to AMD’s former customers and customers not served solely by Fujitsu. We have also expanded our administrative functions and reduced our reliance on AMD’s provision of administrative services. Because of these significant changes, our historical financial results may not be indicative of our future financial results.

Intense competition in the Flash memory market could materially adversely affect us.

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp., Renesas Technology Corp., Micron Technology, Inc. and Hynix Semiconductor Inc. In the future, our principal competitors may also include IM Flash Technology, LLC, the joint venture between Intel and Micron Technology, Inc., SanDisk Corporation and msystems, Ltd. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality, customer relationships and ability to provide value-added solutions. In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations. Some of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more diversified than we are and may be able to sustain lower operating margins in their Flash memory business based on the profitability of their other, non-Flash memory businesses. In addition, recent capital investments by competitors have resulted in substantial industry manufacturing capacity, which may further contribute to a competitive pricing environment. Moreover, some of our competitors are able to manufacture on 300-millimeter wafers or may choose to utilize more advanced manufacturing process technologies than we use today to offer products competitive to ours at a lower cost.

We expect competition in the market for Flash memory devices to intensify as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Competition also may increase if NOR memory vendors merge, if NAND memory vendors acquire NOR businesses or other NAND businesses, or if our competitors otherwise consolidate their operations. Furthermore, we face increasing competition from NAND Flash memory vendors in some portions of the integrated Flash memory market.

We also expect to face competition in new markets as a result of the introduction of our MirrorBit ORNAND- and MirrorBit Quad-based products. These products are primarily intended to allow us to compete in the data storage portion of the integrated category of the Flash memory market that might otherwise be served by NAND-based Flash memory products. We may also compete in select portions of the removable storage category of the Flash memory market that might otherwise be served by NAND-based Flash memory products. As a result, we may compete with a number of established NAND-based Flash memory vendors in serving these markets. Moreover, our MirrorBit ORNAND- and MirrorBit Quad-based products may not have the price, performance, quality and other features necessary to compete successfully in these markets.

To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. If we are unable to compete effectively, we could be materially adversely affected.

If we are unable to diversify our customer base, we could be materially adversely affected.

We serve our customers worldwide directly through our sales force and indirectly through our distributors, who purchase products from us and sell them to customers, either directly or through their distributors. Our customers consist of OEMs, original design manufacturers, or ODMs, and contract manufacturers. In fiscal 2005 and the first nine months of fiscal 2006, the five largest of these customers accounted for a significant portion of end sales of our products. Our business strategy is to continue to maintain and increase our market share and diversify our customer base in the integrated category of the Flash memory market. We intend to increase our sales to embedded Flash memory customers in part by expanding the number of customers who buy through our distribution channel as well as the number of customers in emerging markets. If we are unsuccessful in executing this strategy, we could be materially adversely affected.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for design and process technologies in an effort to design and manufacture advanced Flash memory products. For example, in the first nine months of fiscal 2006, our research and development expenses were approximately $267 million, or approximately 14 percent of our net sales. In fiscal 2005, our research and development expenses were approximately $296 million, or approximately 15 percent of our net sales.

Currently, we are developing new non-volatile memory process technologies, including 65-nanometer and 45-nanometer process technologies. Our SDC facility is developing manufacturing process technologies on 200-millimeter and 300-millimeter wafers. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us. Further, we cannot assure you that our investments in research and development will result in increased sales or competitive advantage, which could adversely affect our operating results.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

The Flash memory industry is characterized by rapid technological changes. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In addition, the reduction of feature sizes enables us to produce smaller chips offering the same functionality and thereby considerably reduces the costs per bit. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. For example, our Flash memory products must be manufactured at 90-nanometer and more advanced process technologies and on 300-millimeter wafers. If we are delayed in transitioning to these technologies and other future technologies, we could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. For example, we continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. We are currently transitioning to 90-nanometer process technology for the manufacture of some of our products. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process. Any of these occurrences could adversely impact our relationships with customers, cause harm to our reputation in the marketplace, cause these customers to move future business to our competitors or cause us to make financial concessions to our customers. For example, in the third quarter of fiscal 2006, we had lower than expected yields on 12,000 raw wafers and, as a result, we were unable to meet the demand of some of our customers, including in Japan, and our revenue and gross margins were reduced.

Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced process technologies and advanced products that utilize those technologies;

•	successfully transition to 90-nanometer and more advanced process technologies;

•	continue to reduce test times;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities;

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies; and

•	maintain our quality controls and rely upon the quality and process controls of our suppliers.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the United States and abroad. Any patent owned or licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted under these patents or licenses may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other intellectual property rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property rights in the United States and abroad, we may be materially adversely affected.

We are party to intellectual property litigation and may become party to other intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time, we may be notified, or third parties may bring actions against us based on allegations, that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge or defend such claims, either of which could be expensive and time-consuming and may have a material adverse effect on us.

For example, Tessera, Inc. filed a lawsuit against us alleging that we have infringed certain of Tessera’s patents. Tessera has sought to enjoin such alleged infringement and to recover an unspecified amount of damages. In addition, Fujitsu has informed us that Texas Instruments has asserted that a number of our products infringe some of Texas Instruments’ patents. Fujitsu has also informed us that it expects us to defend and indemnify Fujitsu against Texas Instruments’ claims. Fujitsu has provided us with formal notice that they believe we have a duty to defend or indemnify Fujitsu under the terms of our distribution agreement. Since then, we and Fujitsu have been discussing the issues raised by this notice, and if Fujitsu were to terminate our distribution agreement, we could be materially adversely affected. Defending these alleged infringement claims and similar claims could be extremely expensive and time-consuming and an award of damages or an injunction could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of ours or others can be avoided or will be successfully concluded.

Our inability to design and implement new enterprise-wide information systems in a timely and cost-effective manner could materially adversely affect us.

We have recently designed and are implementing our own enterprise-wide information systems. These systems have been designed to automate more fully our business processes and affect most of our functional areas including sales, finance, procurement, inventory control, collections, order processing and manufacturing. Implementation of these information systems is particularly difficult since our systems have historically been integrated into AMD’s systems and we are simultaneously undergoing a physical separation from AMD’s systems, attempting to enhance our business processes and implementing new information systems. Implementation has also required significant upgrades to our existing computer hardware and software systems. Historically, other companies have experienced substantial delays in the implementation of such information systems. Implementation of these information systems is complex, expensive and time consuming and successful implementation could be delayed or otherwise adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain key members of the implementation team or to find suitable replacements for such personnel; (iii) any failure to develop and apply appropriate testing procedures that accurately reflect the demands that will be placed on these information systems following implementation; and (iv) any failure to develop and implement adequate back-up systems and procedures in the event that difficulties or delays arise during or following the implementation of these information systems.

In connection with the implementation of these information systems, we may experience functional and performance problems, including problems relating to the information systems’ response time and data integrity. In addition, resolution of any such problems could entail significant additional costs. We cannot assure you that we will be able to implement these information systems successfully or on a timely basis and in a cost-effective manner or that these information systems will not fail or prove to be unsuitable for our needs. Our inability to implement or resolve problems with these information systems in a timely and cost-effective manner could materially adversely affect us.

If essential equipment or adequate supplies of satisfactory materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some raw materials we use in the manufacture of our products are available from a limited number of suppliers. Our manufacturing operations also depend upon the quality and usability of the materials we use in our products, including raw materials and wafers we receive from our suppliers. For example, in the third quarter of fiscal 2006, we had lower than expected yields on 12,000 far wafers received from one of our suppliers and our revenue and gross margins were adversely affected. If the materials we receive from our suppliers do not meet our manufacturing requirements or product specifications, we may be materially adversely affected.

We also rely on purchasing commercial memory die from third-party suppliers to incorporate these die into multi-chip package, or MCP, products. The availability of these third-party purchased commercial die is subject to market availability, and the process technology roadmaps and manufacturing capacities of our vendors. For example, our production was constrained in the first half of fiscal 2004 because of difficulties in procuring adequate supply of pseudo static RAM, or pSRAM. In addition, some of our major suppliers, including Samsung, are also our competitors. Interruption of supply from a competitor that is a supplier or otherwise or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure these materials, or if the materials we receive from our suppliers do not meet our production requirements or product specifications, we may have to reduce our manufacturing operations or our manufacturing yields may be adversely affected. Such a reduction and yield issues has in the past and could in the future have a material adverse effect on us.

Our inability to continue to attract, retain and motivate qualified personnel could impact our business.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing and executive personnel. We cannot assure you that our equity incentive plan or our employee benefit plans will be effective in motivating or retaining our employees or attracting new employees. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of key employees or executive personnel or an inability to attract, retain and motivate additional highly skilled employees could materially adversely affect us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of product replacements or product returns may be substantial, and our reputation with our customers would be damaged. In addition, we could incur substantial costs to implement modifications to fix defects. Any of these problems could materially adversely affect us.

Uncertainties involving the ordering of our products could materially adversely affect us.

Flash memory suppliers compete in part on the basis of their ability to deliver products to end customers on short lead times and it is common for prevailing lead times in the market to be shorter than the minimum manufacturing cycle time. To deliver products with competitive lead times, we must maintain a buffer stock of product to fulfill customer orders. Because our buffer stock must be produced before customer orders are received, our production levels are based on forecasts of customer demand. Generally, we sell our products pursuant to individual purchase orders from our direct customers, distributors and our distributors’ customers. Generally, these customers and distributors may cancel their orders for standard products thirty days prior to shipment without incurring a significant penalty.

Customer demand for our products may be difficult to predict because such customers may change their inventory practices on short notice for any reason or they may cancel or defer product orders. Inaccurate forecasts of customer demand or cancellation or deferral of product orders could result in excess or obsolete inventory, which could result in write-downs of inventory. Because market conditions are uncertain, we could be materially adversely affected if we are unable to accurately predict demand for our products.

We may not be successful in establishing a brand identity.

We have used the brand name of “Spansion” only since June 30, 2003. Prior to that time, all of our Flash memory products were sold under either AMD’s or Fujitsu’s brand. AMD’s and Fujitsu’s brand names are well known by Flash memory customers, suppliers and potential employees. We expend time, effort and resources to continue to establish our brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If we are unsuccessful in continuing to establish our brand identity, we may be materially adversely affected.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the Japanese yen. For example:

•	some of the sales of our products to Fujitsu are denominated in Japanese yen;

•	some fixed asset purchases are denominated in Japanese yen and European Union euros; and

•	some of our manufacturing costs are denominated in Japanese yen, Chinese renminbi and other foreign currencies such as the Thai baht and Malaysian ringgit.

We recently began selling directly to customers previously served by AMD, and we expect to also have sales denominated in European Union euros. As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Generally, we “hedge” only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will be successful in reducing our foreign exchange rate exposure. Failure to do so could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and the Chinese government introduced various measures to slow down the pace of economic growth. We believe some of these measures negatively impacted demand for our Flash memory products in the second half of fiscal 2004. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

Our consolidated financial results could also be significantly and adversely affected by geopolitical concerns and world events, such as wars and terrorist attacks. Our revenues and financial results have been and could be negatively affected to the extent geopolitical concerns continue and similar events occur or are anticipated to occur. In particular, consequences of military action in the Middle East have in the past, and may in the future, adversely affect demand for our products and our relationship with various third parties with which we collaborate. In addition, terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

The majority of our wafer fabrication capacity is located in Japan and nearly all final test and assembly of our products is performed at our facilities in China, Malaysia and Thailand and by third parties in Taiwan and Japan. In addition, we have international sales operations and, as part of our business strategy, we are continuing to seek to expand our product sales in high growth markets. The political and economic risks associated with our sales to and operations in foreign countries include:

•	expropriation;

•	changes in political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety concerns, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various U.S., Japanese, European and other foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. From time to time, our facilities are subject to investigation by governmental regulators. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. Two of our manufacturing sites are, or are located within, a federal Superfund site. Although we have not yet been, we could be named a potentially responsible party at these or other Superfund or other contaminated sites in the future. The costs associated with such sites could be material. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union recently began imposing stricter requirements regarding reduced lead content in semiconductor packaging. While we have budgeted for foreseeable environmental expenditures, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations and the operations of our suppliers could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, and three of our four wafer fabrication facilities are located near major earthquake fault lines in Japan. In addition, our assembly and test facilities located in China, Malaysia and Thailand may be affected by tsunamis. In the event of a major earthquake, tsunami or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

Furthermore, the operations of our raw material suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various essential raw materials, such as liquid hydrogen, which are required to manufacture our products. If we are unable to procure an adequate supply of raw materials that are required for us to manufacture our products, or if the operations of our other suppliers of such raw materials are affected by natural disasters or business disruptions, we may have to reduce our manufacturing operations. Such a reduction could in the future have a material adverse effect on us.

We may be delayed or prevented from taking actions that require the consent of AMD and Fujitsu, whose interests may differ from or conflict with our interests or those of our other stockholders, which could decrease the value of your shares.

Our bylaws provide that for so long as AMD or Fujitsu maintains specified ownership levels in our common stock, we will not be able to take the following actions without the prior consent of AMD and/or Fujitsu, as applicable:

•	engage in or undertake any material activity unrelated to our current Flash memory business, for so long as AMD’s aggregate ownership interest in us is at least 20 percent;

•	amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately affect AMD relative to Fujitsu, for so long as AMD’s aggregate ownership interest in us is at least 15 percent;

•	amend our certificate of incorporation or bylaws or effect any resolution to wind up Spansion Inc. or any other subsidiary, for so long as AMD’s or Fujitsu’s aggregate ownership interest in us is at least ten percent;

•	shut down operations at JV3 before April 1, 2007, any facilities of the non-manufacturing organization of our wholly owned subsidiary Spansion Japan before April 1, 2007, operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns any shares of any class of our common stock; or

•	reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007, for so long as AMD or Fujitsu owns any shares of any class of our common stock.

We cannot assure you that the interests of AMD and Fujitsu will be aligned with our interests or those of our other stockholders with respect to such decisions. As a result, we may be unable to take steps that we believe are desirable and in the best interests of our stockholders. In addition, these consent rights could make an acquisition of us more difficult, even if the acquisition may be considered beneficial by some stockholders.

The interests of AMD and Fujitsu, and our directors nominated by them, may differ from or conflict with our interests or those of our other stockholders.

When exercising their rights as our stockholders, either alone or in concert, AMD and Fujitsu may take into account not only our interests but also their interests and the interests of their other affiliates. Our interests and the interests of AMD and Fujitsu may at times conflict since the growth of our business depends, in part, on successful competition with other semiconductor companies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by AMD and Fujitsu. We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with unaffiliated parties.

Various other conflicts of interest between our two principal stockholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, intellectual property matters, transfers by AMD or Fujitsu of all or any portion of its ownership interest in us or its other assets, which could be to one of our competitors, indemnity arrangements, service arrangements and business opportunities that may be attractive to AMD, Fujitsu and us.

AMD and Fujitsu are our two largest stockholders. AMD has the right to elect one member to our board of directors. Fujitsu has the right to elect one member to our board of directors. Each stockholder’s ability to elect directors is subject to reduction based on the amount of our common stock that they own and this right terminates when their ownership in us falls below ten percent.

In addition, the directors appointed by AMD and Fujitsu continue to hold positions at AMD and Fujitsu. Individuals who are our directors and also officers of either AMD or Fujitsu have a duty of care and loyalty to us when acting in their capacities as our directors and a duty of care and loyalty to AMD or Fujitsu when acting as their officers or directors. However, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of our company and AMD or Fujitsu, such opportunity will belong to AMD or Fujitsu, as applicable, unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Ownership of AMD common stock, or stock options to acquire AMD common stock by any of our directors and officers could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AMD than they do for us.

Third parties may seek to hold us responsible for liabilities of AMD and Fujitsu that we did not assume in our agreements.

Under our agreements with AMD and Fujitsu, we agreed to assume liabilities related to our business after June 30, 2003, and liabilities related to our business prior to June 30, 2003 if such liabilities were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. Our assumed liabilities include claims made with respect to Flash memory products sold after June 30, 2003, even if such products were manufactured prior to June 30, 2003, and warranty claims with respect to products sold prior to June 30, 2003 to the extent such warranty claims were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. The allocation of assets and liabilities between AMD, Fujitsu and us may not reflect the allocation that would have been reached between unaffiliated parties and may be less favorable to us as a result. Third parties may seek to hold us responsible for AMD’s and Fujitsu’s retained liabilities. If our losses for AMD’s and Fujitsu’s retained liabilities were significant and we were ultimately held liable for them, we cannot assure you that we would be able to recover the full amount of our losses.

We rely on Fujitsu to be our sole distributor in Japan.

We currently rely on Fujitsu to act as the sole distributor of our products to customers in Japan, which in fiscal 2005 was one of our most important geographic markets. Under our distribution agreement with Fujitsu, Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to other customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and to those customers served by Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan and to customers served by Fujitsu. Pursuing these actions would be costly and disruptive to the sales of our products in Japan. If Fujitsu’s sales performance in Japan is unsatisfactory or if we are unable to successfully maintain our distribution agreement and relationship with Fujitsu, as a result of its seeking indemnity from us in respect of certain infringement claims made by Texas Instruments or otherwise, and we could not timely find a suitable supplementary distributor, we would be materially adversely affected.

We may experience increased costs resulting from decreased purchasing power since we are no longer a majority-owned subsidiary of AMD.

When we were a majority-owned subsidiary of AMD, AMD procured goods, such as raw materials, technology, such as software licenses, and services on our behalf, and we benefited from AMD’s size and purchasing power. Now that we are no longer a majority-owned subsidiary of AMD and we are an independent company, AMD is not able to procure goods, technology and services for us under AMD’s existing agreements with suppliers. Because we are a smaller and less diversified company than AMD is today, and we do not have access to financial and other resources comparable to those of AMD, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us while we were a majority-owned subsidiary of AMD, which could have a material adverse effect on us.

In addition, AMD relied on third-party providers to deliver our products to customers, to distribute materials for our wafer fabrication facilities and to provide some information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration and voice, video and remote access. We are no longer a beneficiary under these agreements, and have to renegotiate the terms with these suppliers or bring these capabilities in-house. Vendors may require the payment of additional fees, which could have a material adverse effect on us.

AMD and Fujitsu may continue to use all of our intellectual property and the intellectual property they have transferred to us.

In connection with our reorganization as Spansion LLC in June 2003, AMD and Fujitsu transferred approximately 400 patents and patent applications to us. In addition, AMD and Fujitsu contributed additional patents to us at the time of our initial public offering. However, both AMD and Fujitsu have retained the rights to use any patents contributed to us for an unlimited period of time. In addition, under their respective patent cross-license agreements with us, AMD and Fujitsu have also obtained licenses to our present and future patents with effective filing dates prior to the later of June 30, 2013, or such date on which they have transferred all of their shares in us, although the scope of patents under license can be impacted by a change in control of the parties or their semiconductor groups. These licenses continue until the last to expire of the patents under license expires and provide AMD and Fujitsu with licenses to all of our present and future patents in existence through such cross-license termination date. Furthermore, we entered into an Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement with AMD and Fujitsu in connection with our reorganization as Spansion Inc. in December 2005. Pursuant to that agreement, subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interests in us remain above specific minimum levels, we are obligated to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, pursuant to this agreement we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights, other than patent and trademark rights, in that technology to each of AMD and Fujitsu. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

Under our non-competition agreement, both AMD and Fujitsu have agreed that they will not directly or indirectly engage in a business, and have agreed to divest any acquired business, that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing certain Flash memory, which is the business in which we primarily compete. With respect to each of AMD and Fujitsu, this non-competition restriction will last until the earlier of (i) two years from the date such stockholder’s ownership in us falls to or below five percent, or (ii) the dissolution of our company. After that time, should they ever decide to re-enter the Flash memory business, AMD or Fujitsu could use our present and future patents and technologies licensed by us to AMD and Fujitsu under the cross licenses and our Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement to compete against us. If either AMD or Fujitsu were to compete with us, we could be materially adversely affected.

Our stock price may decline as a result of sales of common stock by us, AMD or Fujitsu.

Sales of substantial amounts of our common stock, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional equity securities. Subject to any applicable U.S. federal and state securities laws, AMD and Fujitsu may sell shares of our common stock that they beneficially own. In addition, we could also issue and sell additional shares of our common stock. Any sale by AMD, Fujitsu or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock.

Being a public company increases our expenses and administrative burden.

As a public company, we are incurring significant legal, accounting and other expenses that we did not incur as a private company. In addition, our management team and administrative staff are required to perform additional tasks.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Risks Related to this Offering

Our stock price may be volatile, and stockholders may lose all or part of their investment.

The market price of shares of our common stock has been volatile and may in the future be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated changes in our operating results;

•	changes in financial estimates by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	stock price and volume fluctuations attributable to inconsistent trading volume levels or other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

The issuance of shares of our common stock upon exchange of the debentures may have a dilutive effect.

The issuance of shares of our common stock upon the exchange of the debentures may dilute the ownership interests of existing stockholders. The issuance of shares of our common stock upon exchange of the debentures may also have the effect of reducing our net income per share from levels otherwise expected and could reduce the market price of our common stock unless revenue growth or cost savings sufficient to offset the effect of such issuance can be achieved. In addition, the exchangeability of the debentures may encourage short selling by market participants due to this potential dilution.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the Flash memory market in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

We currently do not intend to pay dividends on our common stock and, consequently, our stockholders’ only opportunity to achieve a return on their investment is through appreciation in the price of our common stock.

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in specific circumstances under agreements governing our borrowing arrangements. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. Furthermore, if we are in default under this credit facility, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to that facility. Similar prohibitions are applicable under the indenture governing the outstanding notes issued by Spansion LLC. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under the indenture governing the notes. Our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. Generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any preferred stock have been paid, no dividends will be declared or paid on our common stock. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Any future issuance of our preferred stock could adversely affect holders of our common stock.

Our board of directors is authorized to issue shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up of our affairs, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The use of our net operating loss carryforwards may be limited.

If we conduct an offering of our common stock, we may experience an “ownership change” as defined in the Internal Revenue Code such that our ability to utilize our federal net operating loss carryforwards of approximately $156 million as of December 25, 2005 may be limited under certain provisions of the Internal Revenue Code. As a result, we may incur greater tax liabilities than we would in the absence of such a limitation and any increased liabilities could materially adversely affect us.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale under this prospectus of our common stock. We will not receive any proceeds from these sales.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed and traded on The Nasdaq Global Market under the symbol “SPSN” since our initial public offering on December 15, 2005. Prior to that time, there was no public market for our common stock. The following table shows, for the periods indicated, the high and low sales price per share for our common stock on The Nasdaq Global Market.

	High	Low
Fiscal year ended December 25, 2005
Fourth Quarter (from December 15, 2005)	$14.37	$12.00

Fiscal year ended December 31, 2006
First Quarter	$16.19	$12.31
Second Quarter	$18.59	$12.90
Third Quarter	$18.50	$13.18
Fourth Quarter	$17.94	$13.35

Fiscal year ended December 30, 2007
First Quarter (through January 4, 2007)	$15.05	$14.39

On January 4, 2007, the last sale price of our common stock as reported on The Nasdaq Global Market was $14.52 per share. As of December 29, 2006, there were six holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders.

We have never paid any cash dividends on our common stock and have no present plans to do so. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured revolving credit facility and indentures governing our outstanding debt. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as our earnings levels, capital requirements, overall financial condition and any other factors deemed relevant by our board.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 714,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 35,000,000 shares of Class D common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

The following summary of provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

Our common stock consists of four classes of stock, December 31, 2006, there are:

•	134,219,224 shares of Class A common stock issued and outstanding;

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu; and

•	no shares of Class D common stock issued and outstanding.

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. AMD has the right to elect one Class B director and Fujitsu has the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors.

Voting Rights

Except as described below or as required by law, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class of our common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by our board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of our Class A common stock have the right to vote to elect Class A directors, AMD has the right to vote its share of Class B common stock to elect one Class B director and Fujitsu has the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by the holder of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in us, as set forth in our certificate of incorporation.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our current credit arrangements and the indenture governing our senior notes restrict our ability to declare or pay dividends on our common stock. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

Conversion Rights

There are no conversion rights with respect to our Class A common stock. Our Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of specific events.

Our Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Our Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock or Class C common stock, as the case may be, shall cease to exist, and we shall not be authorized to reissue such shares of Class B common stock or Class C common stock, as the case may be.

Merger or Consolidation

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion Inc. without further action by the stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions of our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids, and are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our stockholders. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Consent of AMD or Fujitsu Required for Certain Transactions

Our bylaws provide that for so long as AMD and Fujitsu maintain specified ownership levels in our common stock, we will not take certain actions specified in our bylaws without the prior consent of AMD and/or Fujitsu, as applicable. These consent rights include, among other things:

•	Conduct New Unrelated Business. For so long as AMD’s aggregate ownership interest in us is at least 20 percent, we shall not engage in or undertake any material activity unrelated to our current Flash memory business.

•	Amendment of Subsidiary Charter Documents. For so long as AMD’s aggregate ownership interest in us is at least 15 percent, we shall not amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately impact AMD relative to Fujitsu.

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest in us is at least ten percent, we shall not amend our certificate of incorporation or bylaws.

•	Facility Closings. For so long as AMD or Fujitsu owns shares of our common stock, we shall not shut down operations at JV3 or any facilities of the non-manufacturing organization of Spansion Japan before April 1, 2007, shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of our common stock, we shall not reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Corporate Opportunities

Our certificate of incorporation includes a corporate opportunities provision that sets forth guidelines to regulate the conduct of certain affairs of our company as they may involve AMD and Fujitsu and their respective officers and directors, and our officers, directors and stockholders in connection therewith.

Neither AMD nor Fujitsu has any duty to refrain from engaging in the same or similar activities or lines of business as us, and none of AMD, Fujitsu or any of their respective officers or directors, except as provided below, shall be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities of AMD or Fujitsu, as the case may be. In the event that AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AMD or Fujitsu, as the case may be, and us, neither AMD nor Fujitsu, as the case may be, shall have any duty to communicate or offer such corporate opportunity to us or be liable to us or our stockholders for breach of any fiduciary duty as one of our stockholders solely by reason of the fact that AMD or Fujitsu, as the case may be, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. This corporate opportunities provision in our certificate of incorporation does not have any effect on any agreement regarding the ability of AMD or Fujitsu to engage in a similar line of business as us. However, pursuant to our non-competition agreement, AMD and Fujitsu are currently prevented from engaging in a business that competes with our current business.

In the event that one of our directors or officers who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and AMD or Fujitsu, as the case may be, such director or officer shall have fully satisfied and fulfilled to the fullest extent permitted by law the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity, and we renounce, to the extent permitted by law, any interest or expectancy in such business opportunity and waive any claim that such opportunity should have been offered to us, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to such director or officer shall belong to us only if such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as one of our directors or officers;

•	otherwise, such corporate opportunity shall belong to AMD or Fujitsu, as the case may be.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any shares of our capital stock will be deemed to have notice of and to have consented to these corporate opportunities provisions set forth in the certificate of incorporation. Until the time that AMD ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class B common stock, voting separately as a class. Until the time that Fujitsu ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class C common stock, voting separately as a class.

Election and Removal of Directors

Election of Directors. Our board of directors consists of eight directors, three of whom are independent directors. Our certificate of incorporation provides for division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

Holders of our Class A common stock have the voting power to elect six directors, AMD, as the holder of our Class B common stock, has the voting power to elect one director for so long as its aggregate ownership interest in us is at least ten percent, and Fujitsu, as the holder of our Class C common stock has the voting power to elect one director, provided its aggregate ownership interest in us is at least ten percent. Holders of our Class D common stock had no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors, or a sole remaining Class B or Class C director, as applicable, even if such constitute less than a quorum of the board or, if no Class B or Class C director remains, by the holder of the Class B or Class C common stock, as applicable, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office.

Removal of Directors. Except with respect to any directors elected by holders of preferred stock:

•	any Class A director may be removed at any time, with cause, by majority vote of the holders of the common stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as one class;

•	any Class B director may be removed at any time, with or without cause, by majority vote of the holders of the Class B common stock, voting separately as a class; and

•	any Class C director may be removed at any time, with or without cause, by majority vote of the holders of the Class C common stock, voting separately as a class.

Board Meetings. Our bylaws provide that special meetings of the board of directors may be called by any director then in office.

Stockholder Actions

Actions by Written Consent. Our certificate of incorporation provides that, except with respect to actions taken by written consent of the holders of our Class B common stock or our Class C common stock, or by any future holders of preferred stock, if so designated, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting.

Special Meetings of Stockholders. Under our bylaws, only a majority of our board of directors, our chairman of the board, or any Class B director or Class C director may call special meetings of our stockholders.

Advance Notice Requirements. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed between 60 and 90 days before the anniversary of the last annual meeting of stockholders, but if the annual meeting is not held within 30 days before or after the anniversary, a stockholder’s notice must be received no later than 10 days following the first public announcement of the meeting.

Authorized but Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of the holders of a majority of our issued and outstanding common stock and any preferred stock, voting as one class, can amend our certificate of incorporation, except with respect to the provisions described above governing the election of directors and the handling of corporate opportunities between AMD, Fujitsu and us, which, for as long as there are outstanding shares of Class B common stock or Class C common stock, can only be amended with the affirmative vote of at least 50 percent of the outstanding shares of the Class B common stock or the Class C common stock, as applicable, in each case voting separately as a class. However, if any amendment to our certificate of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

With respect to amending our bylaws, amendments to the consent rights described above require the affirmative majority vote of the Class B common stock and the Class C common stock, each voting separately as a class. In all other cases, the board may amend or repeal our bylaws by vote of a majority of the board, and the stockholders may amend or repeal our bylaws by the affirmative vote of the majority of holders of our common stock, voting as a single class.

Exculpation and Indemnification of Directors and Officers

Our certificate of incorporation includes provisions to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (i) breaches of such person’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law prohibiting unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Nasdaq Trading

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SPSN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. and its telephone number is 781-575-2000.

SELLING SECURITYHOLDERS

On June 12, 2006, we issued $180,000,000 aggregate principal amount of debentures to Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (each an “initial purchaser” and together, the “initial purchasers”). One June 26, 2006, we issued an additional $27,000,000 aggregate principal amount of debentures to the initial purchasers to cover over-allotments. These initial purchasers then resold the debentures to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. Based on representations made to us by the selling securityholders, we believe that the selling securityholders purchased the debentures in the ordinary course of business and that at the time of the purchase of the debentures, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the debentures were issued as “restricted securities” under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of shares of common stock issuable upon exchange of the debentures.

The following table sets forth information, as of January 5, 2007, with respect to the selling securityholders and the principal amounts of debentures beneficially owned by each selling securityholder, and the number of shares of common stock issuable upon exchange of the debentures that may be offered pursuant to this prospectus (at the current exchange price of $17.6174 per share and a cash payment in lieu of any fractional share). The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the common stock set forth in the table below. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures or common stock issuable upon exchange of the debentures since the date on which they provided the information regarding such securities in transactions exempt from the registration requirements of the Securities Act. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon exchange of the debentures. The number of shares of common stock issuable upon exchange of the debentures offered hereby is based on an exchange price of $17.6174 per share and a cash payment in lieu of any fractional share. Assuming that all of the securities offered hereby are sold, none of the selling securityholders will hold greater than one percent of the total number of shares outstanding upon completion of these sales (based on 134,219,224 shares outstanding as of December 31, 2006).

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Shares of Common Stock Owned Prior to the Offering (1)	Exchange Shares Offered Hereby (2)	Shares of Common Stock Owned Upon Completion of the Offering (3)
Aristeia International Limited(7)	9,640,000	547,186	547,186	—
Ariesteia Partners L.P.(8)	3,360,000	195,720	195,720	—
Acuity Master Fund Ltd.(9)	3,500,000	198,667	198,667	—
Canyon Capital Arbitrage Master Fund, Ltd.(5)(11)	5,775,000	613,372	327,801	285,517
Canyon Value Realization Fund (Cayman), Ltd.(5)(11)	7,875,000	836,182	447,001	389,181
Canyon Value Realization Fund, L.P.(5)(11)	2,975,000	315,950	168,867	147,083
Canyon Value Realization MAC 18, Ltd. (RMF)(5)(11)	875,000	93,086	49,667	43,419
CBARB(12)	15,050,000	854,269	854,269	—
CIBC World Markets Corp.(31)	2,400,000	136,229	136,229	—
Citadel Equity Fund Ltd.(5)(13)	44,000,000	2,497,531	2,497,531	—
Citigroup Global Markets Inc.(4)(10)(14)	12,438,000	706,007	706,007	—
Columbia Convertible Securities Fund(10)(15)	1,985,000	112,673	112,673	—
Convertible Securities Fund(10)(15)	15,000	851	851	—
Ellington Overseas Partners, LTD(16)	3,000,000	170,286	170,286	—
GLG Market Neutral Fund(30)	7,500,000	425,715	425,715	—
Grace Convertible Arbitrage Fund, Ltd.(17)	6,000,000	340,572	340,572	—
Guggenheim Portfolio Company XXXI, LLC(29)	240,000	13,623	13,623	—
Highbridge International LLC	15,000,000	851,431	851,431	—
HRF RVA Combined Master Trust(29)	166,000	9,423	9,423	—
JMG Triton Offshore Fund, Ltd.(19)	850,000	48,248	48,248	—
Kamunting Street Master Fund, LTD(20)	2,000,000	113,524	113,524	—
KBC Financial Products Cayman Islands Ltd.(21)	10,000,000	567,621	567,621	—
LDG Limited(22)	375,000	21,286	21,286	—
Linden Capital L.P.(23)	4,500,000	255,429	255,429	—
Radcliffe SPC Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(24)	6,500,000	368,953	368,953	—
Silvercreek Limited Partnership(25)	690,000	39,166	39,166	—
Silvercreek II Limited(25)	310,000	17,596	17,596	—
Topaz Fund(5)(26)	12,000,000	681,145	681,145	—
TQA Master Fund Ltd.(27)	2,608,000	148,035	148,035	—
TQA Master Plus Fund Ltd.(27)	1,336,000	75,834	75,834	—
Vicis Capital Master Fund(28)	6,000,000	340,572	340,572	—
Whitebox Convertible Arbitrage Partners L.P.(29)	2,794,000	158,593	158,593	—

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Shares of Common Stock Owned Prior to the Offering (1)	Exchange Shares Offered Hereby (2)	Shares of Common Stock Owned Upon Completion of the Offering (3)
Whitebox Diversified Convertible Arbitrage Partners L.P.(29)	800,000	45,410	45,410	—
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC(27)	681,000	38,655	38,655	—
Any other holder of shares of Common Stock issuable upon exchange of debentures or future transferee, pledge, donee or successor of any holder(6)	13,762,000	781,160	781,160	—

Total	$207,000,000	12,614,948	11,749,748	865,200

(1)	Includes shares of common stock issuable upon exchange of the debentures, assuming exchange of all of the holder’s debentures into shares of common stock at a exchange price of $17.6174 per share and a cash payment in lieu of any fractional share interest. The exchange price is subject to adjustment.
(2)	Consists of shares of common stock issuable upon exchange of the debentures, assuming exchange of all of the holder’s debentures into shares of common stock at a exchange price of $17.6174 per share and a cash payment in lieu of any fractional share interest. The exchange price is subject to adjustment.
(3)	Assumes the selling securityholder sells all shares of common stock issuable upon exchange of the holder’s debentures.
(4)	Selling securityholder is a broker-dealer and is deemed to be an underwriter.
(5)	Selling securityholder is an affiliate of a broker-dealer. Each affiliate has represented to us that it acquired its debentures in the ordinary course of business and at the time of the purchase of its debentures such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the debentures.
(6)	Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling securityholders will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. We will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the date of this prospectus.
(7)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer. Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer have the power to direct the voting and the disposition of the securities held by Aristeia International Limited.
(8)	Aristeia Advisors LLC is the general partner for Aristeai Partners L.P. Aristeia Advisors LLC is jointly owned by Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer. Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer have the power to direct the voting and the disposition of the securities held by Aristeia Partners L.P.
(9)	David J. Harris and Howard Needle have the power to direct the voting and the disposition of the securities held by Acuity Master Fund Ltd.
(10)	Selling securityholder is an investment company, registered under the Investment Company Act of 1940, as amended.

(11)	Mitchell R. Julis, Joshua S. Friedman and Robert Turner have the power to direct the voting and the disposition of the securities held by (i) Canyon Capital Arbitrage Master Fund, Ltd., (ii) Canyon Value Realization Fund (Cayman), Ltd., (iii) Canyon Value Realization Fund, L.P. and (iv) Canyon Value Realization MAC 18, Ltd. (RMF). Canyon Capital Arbitrage Master Fund, Ltd. is also the beneficial owner of 285,517 shares of our common stock; Canyon Value Realization Fund (Cayman), Ltd. is also the beneficial owner of 389,181 shares of our common stock; Canyon Value Realization Fund, L.P. is also the beneficial owner of 147,083 shares of our common stock; and Canyon Value Realization MAC 18, Ltd. (RMF) is also the beneficial owner of 43,419 shares of our common stock. (Canyon Capital Advisors LLC, investment advisor to each selling securityholder, is under common ownership with Canyon Partners Incorporated, a registered broker-dealer.)
(12)	Phil Dumas has the power to direct the voting and the disposition of the securities held by CBARB, a segregated account of Geode Capital Master Fund Ltd., an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda.
(13)	Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, LLC control Citadel Limited Partnership. Kenneth C. Griffin controls Citadel Investment Group, LLC and therefore has the power to direct the voting and the disposition of the securities held by Citadel Equity Fund Ltd. Citadel Limited Partnership, Citadel Investment Group, LLC and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd. (The broker-dealers, Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC ad Citadel Derivatives Group, LLC, are under common control with Citadel Equity Fund Ltd. and one is directly owned by Citadel Equity Fund.)
(14)	Citigroup Global Markets Inc. is a subsidiary of Citigroup Inc., a publicly held entity.
(15)	Columbia Convertible Securities Fund and Convertible Securities Fund are publicly held entities. (Parent company Columbia Management is an investment company).
(16)	Ellington Management Group, LLC is the investment advisor of Ellington Overseas Partners, LTD. Michael Vranos, as principal of Ellington Management Group, LLC, has the power to direct the voting and the disposition of the securities held by Ellington Overseas Partners, LTD. Mr. Vranos disclaims beneficial ownership of the securities except to the extent of any indirect ownership interest he may have in such securities through his economic participation in Ellington Overseas Partners, LTD.
(17)	Michael Brailov has the power to direct the voting and the disposition of the securities held by Grace Convertible Arbitrage Fund, Ltd.
(18)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC, and therefore have the power to direct the voting and the disposition of securities held by Highbridge International LLC.
(19)	JMG Triton Offshore Fund, Ltd.’s investment manager is Pacific Assets Management LLC. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. The equity interests of Pacific are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David, who have the power to direct the voting and the disposition of securities held by JMG Triton Offshore Fund, Ltd.
(20)	Alan Teh has the power to direct the voting and the disposition of securities held by Kamunting Street Master Fund, LTD.
(21)	KBC Financial Products Cayman Islands Ltd. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank, N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly held entity.
(22)	TQA Investors LLC has sole investment power and shared voting power of LDG Limited. Robert Buttman, John Idone, George Esser, Paul Bucci and Batholomew Tesoriero are members of TQA Investors LLC, and therefore have the power to direct the voting and the disposition of securities held by LDG Limited.
(23)	Siu Min Wong has the power to direct the voting and the disposition of securities held by Linden Capital L.P.

(24)	Pursuant to an investment management agreement, RG Capital Management, L.P. serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC is the general partner of RG Capital Management, L.P. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management Company, LLC. Each of RG Capital Management, L.P., RGC Capital Management, L.P., Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(25)	Louise Morwick and Bryn Joynt, of Silvercreek Management Inc., have the power to direct the voting and the disposition of securities held by Silvercreek Limited Partnership and Silvercreek II Limited.
(26)	SG America Securities has the power to direct the voting and the disposition of securities held by Topaz Fund.
(27)	TQA Investors, LLC acts as investment advisor to TQA Master Fund LTD., TQA Master Plus Fund LTD. and Zurich Institutional Benchmarks Master Fund LTD c/o TQA Investors, LLC. The principals of TQA Investors, LLC, Robert Butman, George Esser, Paul Bucci, John Idone, Bartholomew Tesoriero, DJ Langis and Andrew Anderson, have the power to direct the voting and the disposition of securities held by TQA Master Fund LTD., TQA Master Plus Fund LTD. and Zurich Institutional Benchmarks Master Fund LTD c/o TQA Investors, LLC.
(28)	John Succo, Shad Stastney and Sky Lucas have the power to direct the voting and the disposition of securities held by Vicis Capital Master Fund.
(29)	Andre Redleaf has the power to direct the voting and the disposition of securities held by (i) Whitebox Convertible Arbitrage Partners L.P., (ii) Whitebox Diversified Convertible Arbitrage Partners L.P., (iii) Guggenheim Portfolio Company XXXI, LLC and (iv) HRF RVA Combined Master Trust. Whitebox Advisors, LLC, the parent company, is an investment company registered under the Investment Company Act of 1940, as amended.
(30)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.
(31)	CIBC World Markets Corp. is a subsidiary of CIBC World Markets Inc., a publicly held entity. Chris Malloy has the power to direct the voting and the disposition of securities held by CIBC World Markets Corp.

To the extent that any of the selling securityholders identified above are broker-dealers, they may be deemed to be, under interpretations of the Staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act. With respect to selling securityholders that are affiliates of broker-dealers, they have represented to us that such entities acquired their debentures in the ordinary course of business and at the time of the purchase of their debentures such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute those debentures.

To the extent that we determine that such entities did not acquire their debentures in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if and as required. Information concerning the securityholders may change from time to time and any changed information will be set forth in post-effective amendments or prospectus supplements if and when necessary. In addition, the exchange price, and therefore, the number of shares of common stock issuable upon exchange of the debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the debentures are exchange may increase or decrease.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell our common stock issuable upon exchange of the debentures directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The Nasdaq Global Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling securityholders of derivative securities);

•	through the settlement of short sales; or

•	any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with sales of the common stock or otherwise, the selling securityholders may (A) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging positions they assume, (B) sell the common stock short and deliver the common stock to close out short positions, (C) loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock, (D) enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or (E) enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of our common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our Class A common stock is listed for trading on The Nasdaq Global Market under the symbol “SPSN.”

In order to comply with the securities laws of some states, if applicable, our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of our common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of our common stock by the selling securityholders.

A selling securityholder may decide not to sell any of our common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of our common stock. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

With respect to a particular offering of our common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the debentures to register our common stock underlying the debentures under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we will indemnify the selling securityholders, and the selling securityholders agree to indemnify us, against specific liabilities in connection with the offer and sale of our common stock, including liabilities under the Securities Act, or we or the selling securityholders will be entitled to contribution in connection with those liabilities. In the case of a selling securityholder, in no event will a selling securityholder be obligated to indemnify or contribute an amount greater than the dollar amount of the proceeds received by such selling securityholder upon the sale of shares of common stock under this prospectus. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the debentures and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR

NON-UNITED STATES HOLDERS

The following is a general summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock by “non-United States holders” (as defined below). This summary is for general information only and is not tax advice.

The information in this summary is based on:

•	the Internal Revenue Code of 1986, as amended (the “Code”);

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and

•	court decisions;

in each case, as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning the tax consequences described below, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax considerations.

You are urged to consult your tax advisors with respect to:

•	potential changes in the tax laws; and

•	any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

This general discussion of material United States federal income tax consequences applies to you if you hold our common stock as a “capital asset” as defined in Section 1221 of the Code (generally, property held for investment). This summary does not consider all of the rules which may affect the United States tax treatment of your investment in our common stock in light of your particular circumstances. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer or a dealer in securities or currencies;

•	holding our common stock through an S corporation, partnership or other pass-through entity;

•	a bank, thrift or other financial institution;

•	a regulated investment company or a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a dealer in securities or currencies;

•	a “controlled foreign corporation,” “passive foreign investment company” or a corporation that accumulates earnings to avoid United States federal income tax;

•	a person who owns, or is deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	subject to the alternative minimum tax provisions of the Code;

•	holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	a United States expatriate.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a beneficial holder of our common stock that, for United States federal income tax purposes, is not a United States person. For purpose of this discussion, you are a United States person if you are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, including an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Distributions

Dividends paid to a non-United States holder with respect to shares of our common that are not effectively connected with the non-United States holder’s conduct of a trade or business in the United States generally will be subject to withholding of United States federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-United States holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-United States holder’s conduct of a trade or business in the United States, and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if the non-United States holder were a United States person. In such cases, United States federal income tax will not be withheld if the non-United States holder complies with applicable certification requirements. In addition, if the non-United States holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-United States holders should consult any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-United States holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. These forms must be periodically updated. Non-United States holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

You generally will not be subject to United States federal income tax on any amount which constitutes capital gain upon a sale, exchange, redemption, retirement or other taxable disposition of a share of our common stock, unless any of the following is true:

•	your investment in our common stock is effectively connected with your conduct of a United States trade or business and, if an income tax treaty applies, is maintained by the non-United States holder in the United States;

•	if you are a nonresident alien individual holding our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year within which the sale, exchange, redemption or other disposition takes place, and certain other requirements are met; or

•	the common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for United States federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of the common stock or the period you held the common stock (the “applicable period”). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe we are not and have not been a USRPHC, nor do we anticipate becoming a USRPHC in the future. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or become a USRPHC, and a non-United States holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-United States holder on the sale or other disposition of our common stock would be treated as effectively connected with a United States trade or business (except for purposes of the branch profits tax) and would be subject to United States federal income tax at regular graduated United States federal income tax rates in much the same manner as if the non-United States holder was a United States person. In such case, the non-United States holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the IRS.

If you are a holder described in the first bullet point above, the net gain derived from the retirement or disposition of your common stock generally would be subject to United States federal income tax at the rate applicable to United States persons generally (or lower applicable treaty rate). In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the common stock is effectively connected with the foreign corporation’s conduct of a United States trade or business. If you are a holder described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the retirement or disposition of your common stock, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a holder described in the third bullet point above, you should consult your tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you.

Backup Withholding and Information Reporting

As a non-United States holder, in general, you will not be subject to backup withholding and information reporting with respect to dividends paid to you, provided we do not have actual knowledge or reason to know that you are a United States person and you have given us the appropriate certification as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a share of common stock within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Spansion Inc. appearing in Spansion Inc.’s Annual Report (Form 10-K) for the year ended December 25, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. However, no document or information that we have “furnished” or may in the future “furnish” with the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 25, 2005 (including information specifically incorporated by reference into our Form 10-K from our 2006 Proxy Statement);

•	Quarterly Report on Form 10-Q for the quarter ended March 26, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended July 2, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended October 1, 2006;

•	Current Report on Form 8-K filed on January 5, 2006;

•	Current Report on Form 8-K filed on February 3, 2006;

•	Current Report on Form 8-K filed on March 2, 2006;

•	Current Report on Form 8-K filed on April 6, 2006;

•	Current Report on Form 8-K filed on June 5, 2006;

•	Current Report on Form 8-K filed on June 7, 2006;

•	Current Report on Form 8-K filed on June 15, 2006;

•	Current Report on Form 8-K filed on June 27, 2006;

•	Current Report on Form 8-K filed on September 26, 2006;

•	Current Report on Form 8-K filed on October 2, 2006;

•	Current Report on Form 8-K filed on October 5, 2005;

•	Current Report on Form 8-K filed on November 8, 2006;

•	Current Report on Form 8-K filed on November 21, 2006;

•	Current Report on Form 8-K filed on December 7, 2006; and

•	Current Report on Form 8-K filed on December 20, 2006.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from and after the respective dates of filing of such documents. Information contained in documents that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

You may obtain copies of these documents from us without charge by writing to or calling our Corporate Secretary at Spansion Inc., 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, CA 94088, telephone number (408) 962-2500.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Such reports, proxy statements and other information may be inspected at the SEC’s public reference facilities at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Copies of such material can also be obtained at prescribed rates by writing to the SEC’s Public Reference Section at the address set forth above, by accessing the SEC’s web site at www.sec.gov or by accessing our web site at www.spansion.com.

11,479,748 Shares

Spansion Inc.

Class A Common Stock

PROSPECTUS

January 5, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of common stock in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the registration of the common stock issuable upon exchange of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures due 2016. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission Registration Fee	$18,318
Costs of Printing	5,000
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	12,000
Other	4,682

Total	$60,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors and that provides for the indemnification of directors to the fullest extent permissible under Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	the registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	the registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

The registrant has entered into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification provisions of the registrant’s certificate of incorporation and bylaws and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

ITEM 16. INDEX TO EXHIBITS.

Number	Exhibit
4.1	Indenture, dated as of June 12, 2006, between Spansion LLC, Spansion Inc., Spansion Technology Inc. and Wells Fargo Bank, N.A., including the form of 2.25% Exchangeable Senior Subordinate Debenture due 2016, filed as Exhibit 4.1 to Spansion Inc.’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

4.2	Registration Rights Agreement, dated June 12, 2006, between Spansion Inc., Spansion LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, filed as Exhibit 10.1 to Spansion Inc.’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

5.1	Opinion of Latham & Watkins LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California on this 5th day of January, 2007.

SPANSION INC.

By:	/S/ DARIO SACOMANI
Dario Sacomani
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Dario Sacomani and Robert C. Melendres, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 5th day of January, 2007.

Signature	Title
/S/ BERTRAND F. CAMBOU Bertrand F. Cambou	President and Chief Executive Officer, Member of Board of Directors (Principal Executive Officer)

/S/ DARIO SACOMANI Dario Sacomani	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ HECTOR DE J. RUIZ Hector de J. Ruiz	Chairman of Board of Directors

/S/ DAVID K. CHAO David K. Chao	Member of Board of Directors

/S/ PATTI S. HART	Member of Board of Directors
Patti S. Hart

/S/ TOSHIHIKO ONO	Member of Board of Directors
Toshihiko Ono

/S/ DAVID E. ROBERSON	Member of Board of Directors
David E. Roberson

/S/ JOHN M. STICH	Member of Board of Directors
John M. Stich

/S/ ROBERT L. EDWARDS	Member of Board of Directors
Robert L. Edwards

EXHIBIT INDEX

Number	Exhibit
4.1	Indenture, dated as of June 12, 2006, between Spansion LLC, Spansion Inc., Spansion Technology Inc. and Wells Fargo Bank, N.A., including the form of 2.25% Exchangeable Senior Subordinate Debenture due 2016, filed as Exhibit 4.1 to Spansion Inc.’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

4.2	Registration Rights Agreement, dated June 12, 2006, between Spansion Inc., Spansion LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, filed as Exhibit 10.1 to Spansion Inc.’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

5.1	Opinion of Latham & Watkins LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).